Exhibit 12

CENTERPOINT ENERGY, INC. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30,
	2016	2015
	(in millions, except ratios)
Net income (loss)	$331	$(183)
Equity in losses (earnings) of unconsolidated affiliates, net of distributions	59	917
Income tax expense (benefit)	193	(129)
Capitalized interest	(5)	(7)
	578	598

Fixed charges, as defined:

Interest	326	346
Capitalized interest	5	7
Interest component of rentals charged to operating expense	3	3
Total fixed charges	334	356

Earnings, as defined	$912	$954

Ratio of earnings to fixed charges	2.73	2.68